EXHIBIT 3.2.1

Amendment of Section 3.02 of the Company’s Bylaws

Effective as of February 21, 2011, Section 3.02 of the Bylaws is amended to read in its entirety as set forth below:

Section 3.02. Qualification and Election. All directors of the corporation shall be natural persons of full age, but need not be residents of Pennsylvania or shareholders in the corporation. Except in the case of vacancies, directors shall be elected by the shareholders. Upon the demand of any shareholder or the shareholder’s proxy at any meeting of shareholders for the election of directors the chairman of the meeting shall call for and shall afford a reasonable opportunity for the making of nominations for the office of director. Any shareholder or the shareholder’s proxy may nominate as many persons for the office of director as there are positions to be filled. If nominations for the office of director have been called for as herein provided only candidates who have been nominated in accordance therewith shall be eligible for election.

Except as otherwise provided in these bylaws, directors of the corporation shall be elected by the shareholders only at an annual meeting of shareholders, unless such election of directors is required by the terms of any series of Preferred Stock or unless such election is made by the Board of Directors to fill a vacancy on the Board. In elections for directors, voting need not be by ballot, unless required by vote of the shareholders before the voting for election of directors begins. In an election of directors, where the board of directors determines that the number of nominees exceeds the number of directorships to be filled, the directors shall be elected by a plurality of the votes cast, even if the number of nominees does not exceed the number of directorships to be filled at the time of any meeting for such election. Except as otherwise provided in the preceding sentence, if in an election of directors in which the number of nominees does not exceed the number of directors to be elected, any nominee who is not an incumbent director receives a plurality of the votes cast but does not receive a majority of the votes cast, the resignation of such nominee referred to in the last two sentences of this Section 3.02 will be automatically accepted. If the nominee is an incumbent director who is standing for re-election and such nominee receives a plurality of the votes cast but does not receive a majority of the votes cast, the independent directors (within the meaning of the NASDAQ corporate governance rules, the “Independent Directors”) will make a recommendation to the board on whether to accept the director’s resignation or whether other action should be taken. The director not receiving a majority of the votes cast will not participate in the Independent Directors’ recommendation or the board’s decision regarding the tendered resignation. The board will consider the Independent Directors’ recommendation and publicly disclose the board’s decision and the basis for that decision within 90 days from the date of the certification of the final election results. For purposes of this paragraph, a majority of the votes cast means that the number of shares voted “for” must exceed the number of shares voted “against” with respect to that director’s election. Each person who is nominated to stand for election as a director shall, as a condition to such nomination, tender an irrevocable resignation in advance of the meeting for the election of directors. Such resignation will be effective if (a) the nominee does not receive a majority vote at the next meeting for the election of directors when required by this Section 3.02, and (b) in the case of a nominee who is an incumbent director, the board accepts the resignation.